FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For March 3, 2009

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Third Quarter Results

-  Company Announces Third Quarter Dividend of $0.04 Per Share -

MACAO (March 3, 2009) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal third quarter ended December 31, 2008.

Net sales for the third quarter ended December 31, 2008 were $37 million, an increase of 4.8% compared to sales of $35.4 million for the same quarter ended December 31, 2007, mainly due to an increase in business from the Company’s plastic segment offsetting the continuing decline in demand from the professional audio and instrument equipment market.  The Company reported operating income in the third quarter of $0.9 million, compared to operating income of $3.0 million for the same quarter of 2007.  Net income for the third quarter ended December 31, 2008 was $1.0 million compared to net income of $3.0 million for the quarter ended December 31, 2007.  Basic net income per share and diluted net income per share for the quarter decreased to $0.06 and $0.06 respectively, (based on 15,791,000 and 15,791,000 weighted average shares outstanding, respectively) compared to $0.19 and $0.19 respectively, (based on 15,791,000 and 15,791,000 weighted average shares outstanding, respectively) for the quarter ended December 31, 2007.

Total gross margin was 17.3% in the third quarter ended December 31, 2008 compared to 22.4% in the same quarter last year.  Gross profit in the plastic segment decreased to 25.1% of net sales for the third quarter compared to 29.3% of net sales for the same quarter of last year.  The decreased gross margin in the plastic segment was mainly attributed to an increase in material cost due to increases in material usage and costs, renminbi appreciation, and an increase in factory overhead cost which offset the increase in sales when compared to the same quarter last year.   Gross profit in the electronic and metallic segment decreased to 7.3% of net sales for the third quarter ended December 31, 2008, compared to 17.7% of net sales for the year-ago quarter.  Approximately 9.4% of the decline in gross margin in the electronic and metallic segment was attributed to a $1.6 million provision for excess inventory in the third quarter, with the balance being the result of lower demand for professional audio equipment.

Net sales for the nine months ended December 31, 2008 were $104 million, a decrease of 7%, compared to sales of $112.3 million for the corresponding period in 2007.  Operating income decreased to $0.5 million, compared to $8.0 million of operating income for the first nine months of fiscal 2007.  Net income decreased to $0.6 million, compared to $7.8 million for the nine months ended December 31, 2007.  Basic and diluted net income per share for the nine months decreased to $0.04 and $0.04, respectively (based on 15,791,000 and 15,799,000 weighted average share outstanding, respectively) compared to $0.51 and $0.51, respectively (based on 15,429,000 and 15,475,000 weighted average shares outstanding, respectively), for the nine months ended December 31, 2007.

The Company's financial position remained strong at the end of the third quarter of fiscal year 2008, with $15.3 million cash and cash equivalents at December 31, 2008, compared to $22.7 million on March 31, 2008.  Working capital totaled $50.4 million as of December 31, 2008, versus $54.8 million as of March 31, 2008.  Furthermore, the Company has no long-term or short-term borrowings at December 31, 2008.

Mr. Franki Tse, chief executive officer, commented, “During the third quarter of fiscal year 2008, sales volume of our plastics division grew by 46% due to increased orders from existing customers, as compared to the same quarter in the prior year.  Unfortunately, this growth was more than offset by softer sales and higher manufacturing costs at our electronics division. We have reduced our headcount from 5,200 to 4,000 in the third quarter in order to minimize our cost and expenses and will continue to monitor the situation.”

Mr. Tse continued, “The world economic crisis will inevitably affect our performance during the year 2009. Sales are expected to slow and we will continue to take proactive steps to maximize margins in both operations.  We will also focus on  strengthening our core business and working on new projects and customers. It may be a tough road ahead but we believe we are in a much stronger position than much of our competition in the region and we will hopefully emerge from this economic downturn much stronger.”

Third Quarter Dividends

The Company also announced that on March 3, 2009 its board of directors declared a dividend of $0.04 per share for the fiscal third quarter ended December 31, 2008.  The dividend will be payable on March 25, 2009 to shareholders of record as of March 12, 2009.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing, N&J Company and  Peavey Electronics Corporation.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	Dec. 31,	March 31,
	2008	2008
ASSETS	(Unaudited)	(Audited)
Current assets :
Cash and cash equivalents	$15,275	$22,718
Marketable securities	97	116
Accounts receivable, net	27,804	21,397
Inventories	27,368	26,462
Prepaid expenses and other current assets	3,078	3,205
Income taxes receivable	-	3
Total current assets	73,622	73,901
Property, plant and equipment - net	69,316	65,885
Deferred income tax assets	230	230
Goodwill	389	391
Total assets	$143,557	$140,407

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$16,067	$12,527
Customer deposits and accrued expenses	6,652	5,994
Income taxes payable	549	629
Total current liabilities	23,268	19,150
Minority interests	-	-

Shareholders' equity
Common stock
- authorized 30,000,000 shares; issued and outstanding
15,790,810 shares at December 31, 2008 and
15,790,810 shares at March 31, 2008	49,923	49,923
Additional paid-in capital	7,709	7,709
Accumulated other comprehensive income	5,319	3,734
Retained earnings	57,338	59,891
Total shareholders' equity	120,289	121,257
Total liabilities and shareholders' equity	$143,557	$140,407

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Quarter ended		Nine months ended
	December 31,		December 31,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)
Net sales	$37,101	$35,416	$104,378	$112,282
Cost of sales	30,688	27,493	88,541	90,899
Gross profit	6,413	7,923	15,837	21,383
Selling, general and administrative expenses	5,015	5,209	15,527	14,319
Other income/(expenses), net	(520)	319	215	954
Operating income	878	3,033	525	8,018
Interest expense	-	-	-	-
Non-operating income/(expenses), net	129	118	147	500
	1,007	3,151	672	8,518
Income taxes	20	196	67	469
Income before minority interests	987	2,955	605	8,049
Minority interests	-	-	-	228
Net income	987	2,955	605	7,821
Other comprehensive income
Foreign currency translation adjustment	-	1,171	1,585	1,341
Comprehensive income	987	4,126	2,190	9,162
Net income per share (note 3)
Basic:
Net income per share	$0.06	$0.19	$0.04	$0.51
Weighted average number of shares
outstanding (in thousands)	15,791	15,791	15,791	15,429
Diluted:
Net income per share	$0.06	$0.19	$0.04	$0.51
Weighted average number of shares
outstanding (in thousands)	15,791	15,791	15,799	15,475

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) (U.S. dollars in 000’s)
	Nine months ended
	December 31,
	2008	2007
Cash flows from operating activities :
Net income	$605	$7,821
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	5,468	4,618
(Gain)/loss on disposal of property, plant and equipment	143	(36)
Unrealized holding (gain)/ loss on marketable securities	19	(113)
Impairment loss on goodwill	-	318
Minority interests	-	228
Deferred tax asset	-	(1)
Changes in operating assets and liabilities :
Accounts receivable	(6,495)	(4,250)
Inventories	(1,000)	844
Prepaid expenses and other current assets	115	(536)
Income taxes receivable	3	129
Accounts payable	3,540	(833)
Customer deposits and accrued expenses	578	967
Income taxes payable	(82)	199
Net cash provided by operating activities	2,894	9,355
Cash flows from investing activities
Purchase of property, plant and equipment	(6,950)	(6,361)
Acquisition of minority interest in a subsidiary	-	(414)
Proceeds from disposal of property, plant and equipment	249	333
Net cash used in investing activities	(6,701)	(6,442)
Cash flows from financing activities
Dividends paid	(3,158)	(6,838)
Exercised of stock options	-	991
Net cash used in financing activities	(3,158)	(5,847)
Cash effect of exchange rate changes	(478)	(1,276)
Net decrease in cash and cash equivalents	(7,443)	(4,210)
Cash and cash equivalents, at beginning of period	22,718	24,549
Cash and cash equivalents, at end of period	15,275	20,339
Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	144	142
Supplementary disclosures of significant non-cash transactions :
Issuance of common stock in connection of acquisition of
additional 24% shareholdings of a subsidiary	-	6,342
Fair value adjustment on net assets acquired
of additional 24% shareholdings of a subsidiary	-	1,314

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at December 31, 2008 and March 31, 2008, the results of operations for the nine months ended December 31, 2008 and December 31, 2007, and the cash flows for the nine months ended December 31, 2008 and December 31, 2007.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on September 17, 2008 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Inventories

	December 31,	March 31,
	2008	2008
Inventories by major categories :
Raw materials	$14,336	$14,855
Work in progress	6,850	6,259
Finished goods	6,182	5,348
	$27,368	$26,462

3.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 “Earnings Per Share.”

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income for the nine months ended December 31, 2008 and 2007 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipments.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended December 31, 2008 Compared to Quarter Ended December 31, 2007

Net Sales - The Company’s net sales for the quarter ended December 31, 2008 were $37,101,000, an increase of $1,685,000, or 4.8%, as compared to the corresponding period in 2007.  The increase in sales was mainly related to the increase in sales at our plastic segment of $6,552,000 offset by the decrease in sales at our electronic and metallic segment of $4,867,000.  This represented an increase of 46.2% and a decrease of 22.9% respectively, as compared with the net sales from these segments in the corresponding period in the prior year.

The revenue increase at our plastic segment was mainly the result of the increase in orders from existing and new customers of $7,471,000 offsetting the decrease in orders from existing customers of $936,000 due to a declining demand for new model productions.   Majority of the sales increase continued to be from one of the segment’s major customers relating to plastic component sales of electronic entertainment products.

The decrease in net sales in the electronic and metallic segment was mainly due to the decrease in orders of electronics and metallic products from existing customers of $7,782,000 and $761,000, respectively, offsetting the increase in orders from existing and new customers for professional audio instrument products of $2,799,000 and $760,000, respectively, and increase in distribution sales of $88,000.  The decrease in orders from existing customers were combined factors of declining demand, persistent pressure of losing orders to competitors for lower-priced products, and change of  product mix to high-end products.

Gross Profit - The gross profit for the quarter ended December 31, 2008 was $6,413,000, representing a gross profit margin of 17.3%.  This compares with the overall gross profit and gross profit margin of $7,923,000 or 22.4% for the quarter ended December 31, 2007.

Gross profit in the plastic segment increased by $1,056,000 to $5,211,000 or 25.1% of net sales, for the quarter ended December 31, 2008 compared to $4,155,000 or 29.3% of net sales, for the quarter ended December 31, 2007.  The decrease in gross margin for the plastic segment was mainly attributed to increase in materials cost due to combined effect of 14% rise in resin price, increase in material usage due to change in customer mix, and provision for excess inventory made in the quarter, as compared with the year-ago quarter.    The decrease in segment gross margin was also driven by an approximate 9.7% in appreciation of Chinese renminbi as functional currency offsetting the savings in labor cost due to headcount reduction despite a 21% rise in labor rate, when compared with same quarter in prior year.

Gross profits in the electronic & metallic segment decreased by $2,566,000 to $1,202,000, or 7.3% of net sales, for the quarter ended December 31, 2008 compared to $3,768,000 or 17.7% of net sales, for the same period last year. About 9.4% of the decline in gross margin was caused by a provision of $1,600,000 for obsolete and excessive inventory made in the quarter, with the balance being result of higher material and labor cost due to a shift to higher-end products and 28% rise in labor rate,  when comparing with the year ago quarter.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended December 31, 2008 were $5,015,000, or 13.5% of total net sales, compared to $5,209,000, or 14.7% of total net sales for the quarter ended December 31, 2007.  There was a decrease in selling, general and administrative expenses of $194,000 over the corresponding period.

The SG&A expenses in the plastic segment increased by $618,000 to $3,384,000, or 16.3% of net sales, for the quarter ended December 31, 2008 compared to $2,766,000 or 19.5% of net sales for the corresponding period in 2007.  The increase was primarily related to the increase in selling expense of $43,000, salaries and bonuses of $141,000, additional employee benefit of $117,000 under PRC regulations,  and depreciation expenses of $57,000,   and the remaining increased expenses being attributed by labor society operating expenses and R&D expense, as compared with year-ago quarter.

The SG&A expenses in the electronic & metallic segment decreased by $812,000 to $1,631,000, or 10.0% of net sales, for  the quarter ended December 31, 2008 compared to $2,443,000, or 11.5% of net sales for the corresponding period in 2007.  As a result of continued effort in reducing and controlling cost, the decrease in SG&A expense was primarily related to decrease of $43,000 in selling expense, $548,000 in salaries and bonuses due to headcount reduction, $80,000 in social insurance and staff welfare, and $33,000 decrease in depreciation expense, as compared with the corresponding quarter in prior year.

Other operating income - For the quarter ended December 31, 2008, the other operating expense was $520,000 as compared with the other operating income of $319,000 for the quarter ended December 31, 2007.

On a segment basis, other operating expense attributable to the plastic segment was $35,000, as compared to an income of $426,000 for the same quarter last year.  For the quarter ended December 31, 2008, the company had $417,000 exchange loss and additional $82,000 increase in provision of doubtful debt as compared to the same quarter in prior year.

Other operating expense attributable to the electronic and metallic segment was $485,000 in the quarter ended December 31, 2008, an increase of $378,000 as compared to other operating expense of $107,000 for the year-ago quarter. This was mainly due to a write-off of other receivables of $350,000 and a loss of $33,000 in proceeds from scrap materials sold for the quarter ended December 31, 2008, as compared to the same quarter of last year.

Operating Income - Operating income was $878,000 for the quarter ended December 31, 2008, as compared with the operating income of $3,033,000 from the corresponding quarter in the prior year.

On a segment basis, the operating income of the plastic division was $1,792,000, or 8.6% of net sales in the quarter ended December 31, 2008 compared to operating income of $1,815,000 or 12.8% of net sales in the corresponding period in 2007.   Operating income in the plastic division decreased mainly due to the decrease in gross margin  as a result of higher material usage and cost, factory overhead and increase in SG&A expenses as described above.

The operating loss of the electronic & metallic segment was $914,000, or -5.6% of net sales in the quarter ended December 31, 2008 compared to operating income of $1,218,000 or 5.7% of net sales in the corresponding period in 2007.  Electronic & metallic operating income decreased due to the decrease in sales revenue and gross profit as well as the provision for other receivables made in the other operating expense as described above.

Non-operating income – Non-operating income for the quarter increased by $11,000 to $129,000 for the quarter ended December 31, 2008 as compared with the year-ago quarter.  This is mainly attributable to the net increase of $45,000 from interest income in the plastic division offsetting the net decrease of $33,000 in interest income and unrealized gain on revaluation of marketable securities in the electronic & metallic segment during the quarter.

Income Taxes – Income tax for the quarter was $20,000, a decrease of $176,000 as compared with the corresponding quarter in the prior year.   The income tax was from the company’s trading business for quarter ended December 31, 2008.

Minority Interest – There was no minority interest for the quarter ended December 31, 2008 and 2007, respectively. In August 2007, the Company acquired an additional 24% interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries  increasing its ownership in that subsidiary from 76% to 100%.

Net Income – The Company has a net income of $987,000 for the quarter ended December 31, 2008, a decrease of $1,968,000, as compared to net income of $2,955,000 for the quarter ended December 31, 2007.   Net income for the quarter ended December 31, 2008 represented 2.7% as a percentage of net sales, compared to 8.3% of net sales for the net income in the same quarter of prior year.  The decrease in net income was mainly the result of lower gross profit margin and other operating income as described above.

Net income for the plastic segment for the quarter ended December 31, 2008 totaled $1,914,000, as compared to the net income of $1,701,000 for the corresponding quarter in 2007.  The increase in net income of the plastic segment was mainly the result of increase in non-operating income and no income tax expense incurred for the quarter as described above.

Net loss for the electronic & metallic segment for the quarter ended December 31, 2008 was $927,000, as compared to the net income of $1,254,000 for the corresponding quarter in 2007.  The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in sales revenue, lower gross profit margin, and increase in other operating expense as described above.

Nine Months Ended December 31, 2008 Compared to Nine Months Ended December 31, 2007

Net Sales - The Company's net sales for the nine months ended December 31, 2008 were $104,378,000, a decrease of $7,904,000 or 7.0% as compared to the corresponding period in 2007. The decrease was related to decrease in sales revenue at our electronic and metallic segment of $22,441,000 offset by the increase in sales at our plastic segment of $14,537,000. This represented a decrease of 33.0% and an increase of 32.8% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

The revenue increase at the plastic segment was mainly due to the increase in orders from existing and new customers of $18,865,000 offsetting the decrease in orders from other existing customers of $5,548,000, which was partly due to the general economic downturn and lower demand for new model production.  Of the increase in sales, $18,324,000 was related to electronic entertainment products.

The revenue decrease in the electronic and metallic segment was mainly due to the decrease in orders of electronics and metallic products from existing customers of $29,792,000 and $1,302,000, respectively, offsetting the increase in orders from existing and new customers for professional audio instrument products of $7,929,000 and $760,000, respectively.  The decrease in orders from existing customers were combined factors of declining demand, persistent pressure of losing orders to competitors for lower-priced products, and change in product mix from  low-end to high-end products.

Gross Profit - The gross profit for the nine months ended December 31, 2008 was $15,837,000, representing a gross profit margin of 15.2%. This compared with the overall gross profit and gross profit margin of $21,383,000 or 19% for the nine months ended December, 2007.

The decrease in gross margin for the plastic segment was mainly due to increase in material cost caused by the combined effect of a 17% rise in resin price and increase in material usage as a result of change in customer mix, as compared with the same period of the prior year.  The decrease in the segment gross margin was also driven by an approximate 10.4% appreciation of Chinese renminbi as functional currency, offsetting the savings in labor cost due to headcount reduction despite a 25% rise in labor rate, when compared with the corresponding period in last year.

Gross profit in the electronic & metallic segment decreased by $3,793,000 to $5,636,000 or 12.4% of net sales, for the nine months ended December 31, 2008 compared to $9,429,000 or 13.9% of net sales, for the same period last year.  About 50% of decrease in gross profit was caused by a provision of $1,800,000 for obsolete and excessive inventory.  The decrease in gross margin was also due to higher labor cost with a 35% rise in labor rate and general decline in sales demand in the nine months ended December 31, 2008, as compared with last year.

Selling, general and administrative expenses - SG&A expenses for the nine months ended December 31, 2008 were $15,527,000, amounting to 14.9% of total net sales, as compared to $14,319,000 or 12.8% of total net sales for the nine months ended December 31, 2007. There was an increase in selling, general and administrative expenses of $1,208,000 or 8.4% over the corresponding period.

The SG&A expenses in the plastic segment increased by $1,868,000 or 24.5% to $9,497,000 or 16.1% of net sales, for the nine months ended December 31, 2008 compared to $7,629,000 or 17.2% of net sales, for the corresponding period in 2007. The increase was primarily related to the increase in selling expenses of $176,000, $152,000 in depreciation, salaries and bonuses of $564,000 as a result of 21.5% rise in pay rate, and social insurance of $100,000, and the remaining increased expense being attributed to labor society operating expense, outsourcing security services and R& D expense, as compared with the nine months ended December 31, 2007.

The SG&A expenses in the electronic & metallic segment decreased by $660,000 to $6,030,00 or 13.2% of net sales, for the nine months ended December 31, 2008 compared to $6,690,000 or 9.8% of net sales for corresponding period in 2007.  The decrease was primarily due to the continued cost control measure resulting a decrease of $192,000 in salaries and bonuses, decrease of $166,000 in social insurance and $81,000 in entertainment and staff welfare expenses as compared with the corresponding period in prior year.   There was also a decrease of $65,000 in selling expense as well as $154,000 in depreciation expense when compared to the nine months ended December 31, 2007.

Other operating income - Other operating income was $215,000 for the nine months ended December 31, 2008, representing a decrease of $739,000 as compared with last year.

On a segment basis, other operating income attributable to the plastic segment for the nine months ended December 31, 2008 was $630,000, a decrease of $761,000 as compared with the corresponding period in the prior year. The decrease was mainly attributable to decrease of $391,000 in exchange gain, increase in loss on disposal of fixed assets of $180,000 and doubtful debt provision of $249,000 for the nine months ended December 31, 2008.

Other operating expenses attributable to the electronic & metallic segment for the nine months ended December 31, 2008 was $415,000, a decrease of $22,000 as compared with corresponding period in the prior year. This decrease was mainly attributable to no impairment recognized on the goodwill relating to the metallic division as compared to $318,000 impairment loss recognized in the nine months of last year.  The decrease in other operating expense for the nine months of 2008 was also due to a decrease of $117,000 in exchange loss despite a write-off of $350,000 for other receivables, as compared to the corresponding period in prior year.

Operating Income - Operating income was $525,000 for the nine months ended December 31, 2008, as compared with the operating income of $8,018,000 from the corresponding nine months in the prior year.

On a segment basis, the operating income of the plastic division was $1,334,000 or 2.3% of net sales in the nine months ended December 31, 2008 compared to operating income of $5,716,000 or 12.9% of net sales in the corresponding period in 2007.   Operating income in the plastic division decreased mainly due to the decrease in gross profit as a result of higher material usage and cost, factory overhead, increase in SG&A expenses and decrease in other operating income as described above.

The operating loss of the electronic & metallic segment was $809,000, or -1.8% of net sales in the nine months ended December 31, 2008 compared to operating income of $2,302,000 or 3.4% of net sales in the corresponding period in 2007.  Electronic & metallic operating income decreased due to the decrease in sales revenue, gross margin as well as a relative increase in SG&A expenses as a percentage of sales as described above.

Non-operating income – Non-operating income for the nine months ended December 31, 2008 decreased by $353,000 to $147,000 as compared with the year-ago nine months.  This is mainly attributable to the decrease in interest income of $31,000 and unrealized gain on revaluation of marketable securities of $131,000 in the electronic & metallic segment, as well as the decrease in interest income of $152,000 in the plastic division during the nine months.

Income Taxes – Income tax for the nine months was $67,000, a decrease of $402,000 as compared with the corresponding nine months in the prior year.   $38,000 of the income tax was incurred by the plastic segment whereas $20,000 was from the company’s trading business for the nine months ended December 31, 2008.

Minority Interest – There was no minority interest as of December 31, 2008. In August 2007, the Company acquired an additional 24% interest from 76% to 100% in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries.  As a result of the decrease in minority interest in Deswell’s electronic & metallic segment for the nine months ended in December 31, 2008, the dollar amount of minority interest decreased by $228,000 from $228,000 for the corresponding period in prior year.

Net Income – The Company has a net income of $605,000 for the nine months ended December 31, 2008, a decrease of $7,216,000, as compared to net income of $7,821,000 for the nine months ended December 31, 2007.   Net income for the nine months ended December 31, 2008 represented 0.6% as a percentage of net sales, comparing to 7.0% of net sales for the net income in the same nine months of prior year.  The decrease in net income was mainly the result of the decrease in sales revenue, gross profit margin, operating income and non-operating income as described above.

Net income for the plastic segment for the nine months ended December 31 2008 totaled $1,454,000, as compared to the net income of $5,750,000 for the corresponding nine months in 2007.  The decrease in net income of the plastic segment was mainly the result of lower gross profit margin and the decrease in non-operating income as described above.

Net loss for the electronic & metallic segment for the nine months ended December 31, 2008 was $849,000, compared to the net income of $2,299,000 for the corresponding nine months in 2007.  The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in sales revenue, lower gross profit margin, and relatively higher SG&A expenses as a percentage of sales as described above.

Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of December 31, 2008, the Company had working capital of $50,354,000 and cash and cash equivalents of $15,275,000. This compares with a working capital of $54,751,000 and cash and cash equivalents of $22,718,000 at March 31, 2008.  The decrease in cash and cash equivalents was mainly attributed to net cash used for purchase of property, plant and equipment of $6,950,000, dividend distribution of $3,158,000 and the effect of changes in exchange rate of $478,000 offsetting net cash provided by operating activities of $2,894,000 during the nine months ended December 31, 2008.

As of December 31, 2008, the Company has capital commitment of $1,487,000 for set up of a new assembly line for manufacturing of LCD products.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company has no short-term borrowings and long-term borrowings at December 31, 2008.

As of December 31, 2008, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by
/s/ Franki Tse
Franki Tse
Chief Executive Officer

Date: March 3, 2009